SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 17, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on October 17, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 17 October, 2008
ING’s capital position in line with targets despite market turmoil in third quarter
Based on preliminary third-quarter figures:
•	Tier-1 ratio of ING Bank above target at 8.5% and core tier-1 of 6.5% at 30 September

•	Debt/equity ratio ING Group at 15%, in line with internal limits

•	AFR/EC ING Group at 113% despite decline at Insurance due to widening credit spreads

•	3Q results impacted by market turmoil, with impairments and negative fair-value changes leading to a net loss of approximately EUR 500 million in the quarter
ING confirmed today that its capital position is in line with targets despite the turmoil in financial markets, which accelerated substantially in the third quarter. The tier-1 ratio of ING’s banking operations is above target at 8.5% as of 30 September 2008, with a core tier-1 of 6.5%. The debt/equity ratio of ING Group is in line with internal limits at 15%. The ratio of available financial resources over economic capital for ING Group declined to 113% from 128%, but is above the 100% level which is calibrated to a AA rating.
The operational performance of the business was solid given the challenging market environment, supported by the strength of ING’s franchise. Turmoil in financial markets and declining asset prices inevitably impacted ING’s results in the third quarter, with impairments on equity and bond investments, pressurised asset classes, losses attributable to financial counterparties and fair value changes on real estate totalling approximately EUR 1.6 billion before tax. Loan loss provisioning at the bank also increased to approximately EUR 400 million. That is expected to result in a net loss of approximately EUR 500 million in the third quarter, based on preliminary numbers.
Negative revaluations on ING’s Alt-A, subprime and CDO investments of approximately EUR 1.5 billion after tax were reflected in shareholders’ equity in the third quarter, bringing total shareholders’ equity to EUR 23.9 billion at the end of September.
“Current developments in financial markets are unprecedented,” said Michel Tilmant, CEO of ING. “ING’s business model is sound and our commercial performance is solid, however that does not mean that we are immune to the external environment. The crisis is far-reaching, and even the healthiest companies are feeling the negative effects. We continue to serve the interest of our customers by being a trusted partner in these turbulent times. Our long-term focus, disciplined business approach and prudent management of risk and capital will guide us going forward.”
As announced last week, ING has welcomed the steps taken by the Dutch government to restore confidence and stability to the Dutch financial system. ING will continue to take a prudent and disciplined approach in the interests of its shareholders. The merits of the government programme will be considered once the details are available.
All information is preliminary and final third-quarter results will be released on 12 November.

Press enquiries
Peter Jong
ING
+31 20 541 5457
Peter.Jong@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Disclaimer
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: October 17, 2008